FILING PURSUANT TO RULE 425 OF THE SECURITIES ACT OF 1933, AS AMENDED, AND DEEMED TO BE FILED PURSUANT TO RULE 14a-12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

FILER: TRW INC.

SUBJECT COMPANY: TRW INC. (NO. 1-2384)

FILING:	NORTHROP GRUMMAN CORPORATION’S REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-83672)

[Tim Hannemann Webcast to employees posted on TRW intranet]

TRW and Northrop Grumman
Tim Hannemann Webcast
Tuesday, July 2, 2002

The combination of Northrop Grumman and TRW offers great promise for TRW Systems, Space & Electronics. Now that we have embarked on this significant new journey, I would like to share some of my thoughts with you.

As TRW employees, I can tell you that YOU are the reason that Northrop Grumman is interested in combining our two companies. You are the finest employees in the industry and I am proud of what we have all accomplished over almost half a century in space and defense.

•	Today, I’d like to comment on Northrop Grumman’s strategic direction and how the addition of TRW enhances that vision

•	Secondly, I want to mention the opportunities we have to increase our influence in the defense and aerospace business through the combination of our two companies

•	Thirdly, I want to briefly discuss the similarities of our work cultures and why I expect a very successful transition for TRW employees

•	And finally, I want to give you some visibility about what we can expect in the coming months as we move through the regulatory issues and transition from two companies into one

Let me start by telling you a little about Northrop Grumman and its strategy to grow and prosper.

According to Northrop Grumman, its “persistent” strategy is to:

•	Build and shape a strategically focused portfolio of ‘right-positioned’ capabilities and businesses

•	Achieve rapid integration of acquisitions

•	Leverage capabilities across the company, and

•	Constantly improve program and financial performance

TRW Systems, Space & Electronics, I believe, is critical to this strategy.

Northrop Grumman has a proven track record in successfully integrating acquisitions. Transformed for growth, they have made 15 acquisitions since 1984, with revenue growing from 5 billion dollars to 13.6 billion dollars in 2001.

Last year, they acquired:

•	Litton Industries which competes in the electronics, information technology and shipbuilding industries

•	Newport News, also in ships, and

•	The Electronics and Information Systems Group of Aerojet, in electronics

TRW will provide leverage in space, missile defense, electronics and information technology. Ours will be a straightforward integration – Northrop has stated that they will initially operate our Systems, Space & Electronics business as a separate sector. Northrop has also stated that they plan to separate our automotive business through a sale or spin-off.

Like TRW, Northrop Grumman has a winning record:

•	The nation’s sole source of nuclear powered aircraft carriers

•	B-2 bomber

•	E-2C Hawkeye airborne early warning aircraft

•	EA-2B Prowler electronic warfare aircraft

•	Global Hawk UAV

•	The Joint Strike Fighter – Lockheed Martin’s principal subcontractor with 20% of the work

And, more recently:

•	The Navy’s DD-X family of surface warships (with Raytheon)

•	And the Coast Guard’s Integrated Deepwater systems modernization program (with Lockheed Martin)

The combination of Northrop Grumman and TRW, I believe, will provide tremendous value to our nation, both companies’ shareholders and employees.

•	Northrop Grumman is currently the third largest defense contractor in the U.S. with 100,000 employees

•	TRW Systems, Space & Electronics businesses have 23,600 employees

•	Together, the new Northrop Grumman will be a Fortune 100 company, the second largest defense contractor in the U. S., with projected annual sales of 26 to 27 billion dollars in 2003 and 123,000 employees

The combined portfolio of products and systems will be both broad and deep:

•	We will have prime and/or platform expertise covering ships, carriers, and submarines, piloted and unpiloted aircraft and satellite systems, supporting national security from deep water to deep space

•	Our electronics capabilities will extend from chips to full systems across the entire range of platforms covering C4ISR, navigation, and electronics warfare and targeting

•	We will be a leader in information technology and systems for government and commercial applications, involving integration at the highest system levels

•	And, we will possess an extraordinarily broad technology base from which to achieve solid competitive differentiation and provide the seed corn for the products of tomorrow and beyond

The combined company will be strongly aligned with defense transformational priorities for the 21st Century, especially in the areas of interoperability, information superiority and the network-centric environment — the ability to:

•	Communicate and operate seamlessly

•	Gather, analyze and securely deliver critical information in real-time, and

•	Sew together a multi-faceted array of participants

•	Northrop Grumman and TRW’s technologies, products and systems will be primary enablers of this transformation.

The addition of TRW completes Northrop Grumman’s portfolio in critical areas. It:

•	Creates the third major contributor to the nation’s satellite and missile defense efforts

•	Greatly enhances its electronics capabilities, particularly in microelectronics and communications

•	Provides complementary information technology strengths, and

•	Adds an important platform node — space

The combination also provides new avenues of growth for TRW Systems, Space & Electronics:

•	Broader system-of-systems reach – space, air, land and sea

•	New platforms for our technologies, and

•	Enhanced competitive position in key markets, such as missile defense, airborne and shipborne C4ISR, etc.

In addition to the many strategic advantages to the combination of Northrop Grumman and TRW, I also fully anticipate a successful melding of our excellent people. Our cultures are very compatible.

•	Northrop Grumman says about itself, “Our leadership is founded on talented employees effectively applying advanced technology, innovative manufacturing and sound business management.” Furthermore, they say, “We lead through our competence, creativity and teamwork....We treat one another with respect and take pride in the significant contributions that come from the diversity of individuals and ideas...We are committed to openness and trust in all relationships.”

•	Like TRW, Northrop Grumman appreciates that its most important assets walk in the door in the morning and out the door at night, sometimes late at night

•	They believe in respecting and listening to their customers and strive to exceed their expectations

•	They pursue technologically driven product differentiation as a major path to success and draw from a broad cross section of intellectual talent within the organization — TRW will greatly strengthen this talent base

•	Northrop Grumman makes a habit of taking on the most challenging problems in the marketplace. Like us, they are comfortable at the cutting edge

•	Also like us, they maintain for their talented work force a competitive package of flexible benefits, savings plans and employee services

•	And we both conduct our business in accordance with the highest standards of legal and ethical conduct

I have expressed to you early in this process that I would keep your interests in mind as we move through all the decisions and I have not wavered from that commitment. I believe that this is the very best conclusion we could deliver for shareholders, and importantly, for TRW employees.

As you know, there are a number of regulatory issues that we need to address before this acquisition is finalized. We expect that the transaction will close in the fourth quarter. Over the coming months we will work with Northrop Grumman management to set up and ensure a smooth transition. Throughout the transition period, we will keep you informed as news and information becomes available.

I firmly believe that our future as a critical member of the Northrop Grumman family will be bright and enriching for the people of TRW Systems, Space & Electronics. As we march forward in carrying out this integration, I know I can count on your unwavering support to keep customer satisfaction and program performance the hallmark of our success.

Thank you.

The directors and certain executive officers of TRW may be deemed to be participants in the solicitation of proxies from shareholders of TRW in connection with TRW’s special meeting of shareholders to consider the Agreement and Plan of Merger, dated as of June 30, 2002, with Northrop Grumman. Information concerning such participants is contained in TRW’s definitive proxy statement relating to TRW’s 2002 Annual Meeting filed with the Securities and Exchange Commission on March 4, 2002 on Schedule 14A, and certain additional information concerning such participants will be contained in the joint proxy statement/prospectus relating to the proposed merger of Northrop Grumman and TRW Inc. that will be filed with the Securities and Exchange Commission.

This communication relates to the Agreement and Plan of Merger with Northrop Grumman. Shareholders of TRW are advised to read the JOINT PROXY STATEMENT FOR THE SPECIAL MEETING IN CONNECTION WITH THE AGREEMENT AND PLAN OF MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Shareholders of TRW and other interested parties may obtain, upon filing, free of charge, copies of TRW’s proxy statement and other documents filed by TRW with the SEC at the SEC’s internet website at www.sec.gov. Each of these documents may also be obtained free of charge by calling investor relations at TRW at (216) 291-7506.